Exhibit 4.10

TOWER SEMICONDUCTOR LTD.
INDEPENDENT DIRECTORS SHARE OPTION PLAN 2007

A PLAN UNDER SECTION 102 OF THE INCOME TAX ORDINANCE AND
THE UNITED STATES INTERNAL REVENUE CODE OF 1986

1.	Name and Purpose:

1.1	This plan, as amended from time to time, shall be known as the Tower Semiconductor Ltd. Independent Directors Share Option Plan 2007 (the “Plan”).

1.2	The purpose and intent of the Plan is to provide incentives to directors of Tower Semiconductor Ltd. (the “Company”) , who are not affiliated with its major shareholders, who are not a major shareholder and are not employees of the Company (each an “Independent Director”), by providing such Independent Directors with options (“Options”) to purchase ordinary shares (“Ordinary Shares”) of the Company, and was approved by the Company’s Board of Directors (the “Board”). Options under this Plan may be granted either (i) pursuant to the provisions of Section 102 (“Section 102”) of the Israeli Income Tax Ordinance (New Version), 1961 as amended from time to time, the Law Amending the Income Tax Ordinance (Number 132) 2002 (as amended, the “Ordinance”) and the rules promulgated thereunder (the “Rules”); or (ii) pursuant to the United States Internal Revenue Code of 1986, as amended (the “Code”).

1.3	The Plan shall become effective upon its approval by the Company’s shareholders (the “Effective Date”).

2.	Scope:

The total number of Options that may be granted under this Plan is 900,000. Each Option shall be exercisable into one Ordinary Share of the Company (nominal value NIS 1.00 per share) (the “Underlying Share”).

3.	Options granted under Section 102:

Options granted pursuant to Section 102(b) shall be either (a) capital gains track options under Section 102(b)(2), in which income resulting from the sale of Underlying Shares is taxed as capital gain (“102 Capital Gains Track Options”), or (b) ordinary income track options under Section 102(b)(1), in which income resulting from the sale of Underlying Shares is taxed as ordinary income (“102 Ordinary Income Track Options”; together with 102 Capital Gains Track Options, “102 Trustee Options”). Pursuant to the Company’s election filed with the Israeli Income Tax Authorities to issue 102 Capital Gains Track Options under the Company’s Employee Share Option Plan 2003/1, the Company may currently grant only 102 Capital Gains Track Options. The Company may change such election, following the approval of the Board, all in accordance with the provisions of Section 102(g) of the Ordinance.

4.	Options granted under the Code:

Options granted to US residents shall be Non-qualified Stock Options.

5.	Eligible Grantees:

5.1.	On the Effective Date (also the “Initial Grant Date”), each Independent Director, shall be granted such number of Options that shall equal one hundred and fifty thousand (150,000) less the number of options to purchase Ordinary Shares held by such Independent Director as of the Initial Grant Date and which, as of the Initial Grant Date, have not vested.

5.2.	In the event that, after the Initial Grant Date, a new Independent Director is appointed in any manner prescribed by the Company’s Articles of Association (the date of such appointment, the “Subsequent Grant Date”), each such Independent Director shall, in the absence of a decision by the Board to the contrary, be granted one hundred and fifty thousand (150,000) Options to purchase Ordinary Shares (“Subsequent Options”).

5.3.	Upon each 36 month anniversary of a previous grant of options to an Independent Director under this Plan (each a “Tenure Grant Date”), each such Independent Director shall, in the absence of a decision by the Board to the contrary, be granted an additional one hundred and fifty thousand (150,000) Options (“Tenure Options”).

5.4.	Other than as set forth above, the grant of an Option to an Independent Director (each referred to as a “Grantee”) hereunder shall neither entitle such Grantee to participate, nor disqualify him/her from participating, in any other grant of Options pursuant to this Plan or any other share incentive or share option plan of the Company.

6.	Options:

6.1.	102 Trustee Options may be granted from the later of (i) the Effective Date; or (ii) 30 (thirty) days from the filing of this Plan with the Israeli Income Tax Authorities in accordance with applicable law.

6.2.	Options granted under the Code may be granted from the Effective Date.

6.3.	Options may be granted until 10 (ten) years from the Effective Date.

6.4.	Options shall be granted by issuance of an Option letter to a Grantee stating, inter alia, the number of Underlying Shares, the dates when the Options may be exercised, the Option exercise price and such other terms and conditions at the discretion of the Board, provided that they are consistent with this Plan and with applicable law (the “Option Letter”). The Option Letter shall also list the date of grant of the respective Options (the “Date of Grant”).

6.5.	The Options will not be listed in any stock exchange and are not transferable (except to a Grantee’s legal heirs or estate).

6.6.	Grantees shall have no right to vote or receive dividends (subject to Section 12.1) or any other rights of a shareholder prior to his/her exercise of the Options and until the issuance of the share certificate evidencing the Underlying Shares.

7.	Vesting and Exercise of Options:

7.1.	Options shall vest and become exercisable as set forth in the Option Letter.

7.2.	The consideration to be paid for the Underlying Shares, including the method of payment, shall be determined by the Company and may consist entirely of (1) cash, (2) check (provided payment has cleared), or (3) cashless in the case of same day sale. The procedure for exercise of the Options shall be provided to each Grantee together with the Option Letter. The Company may change the procedures for exercise of the Options at its discretion, by giving notice thereof to the Grantees.

7.3.	Unless earlier terminated in accordance with Section 11 below, if any Option has not been exercised within ten (10) years after the date on which the Initial Options, Subsequent Options and Tenure Options, as applicable, first vested, such Option shall immediately terminate and all of such Grantee’s interests in and rights to such Option shall immediately expire.

8.	Options’ Exercise Price:

The purchase price in $US of each share will be the closing sales price of the Company’s shares as reported by NASDAQ or the principal national securities exchange upon which the Company’s shares are listed or traded on the last market trading day prior to the Initial Grant Date, Subsequent Grant Date or Tenure Grant Date, as applicable (but no less than the nominal value of the Underlying Shares), unless otherwise determined by the Board and set forth in the Option Letter.

To avoid doubt, Options designated as 102 Capital Gains Track Options whose exercise price is less than the “102 Fair Market Value” (as defined below), shall be subject to Section 102(b)(3) of the Ordinance.

“102 Fair Market Value” shall mean with respect to 102 Capital Gains Track Options only, and for the sole purpose of determining tax liability pursuant to Section 102(b)(3) of the Ordinance, the average value of the Company’s shares on the thirty (30) trading days preceding the Date of Grant.

9.	Trustee; Required Holding Periods:

9.1.	All 102 Trustee Options and the Ordinary Shares underlying such Options will be held in trust by David H. Schapiro Legal Services (the “Trustee”) in accordance with Section 102 and the regulations, rules, orders and procedures promulgated thereunder with respect to Israeli residents; in addition, the Board may choose to deposit non-102 Trustee Options and/or the Ordinary Shares underlying such Options with the Trustee.

9.2.	The 102 Trustee Options and the Underlying Shares shall be held by the Trustee for the requisite period prescribed by the Ordinance and the Rules, or such other period as may be required (the “Required Holding Period”) and the Grantees shall not be entitled to sell or otherwise dispose of the Underlying Shares purchasable upon the exercise of such 102 Trustee Options during the Required Holding Period, unless permissible and in accordance with the Ordinance and the Rules.

9.3.	The Trustee and each Grantee shall comply with the applicable laws and the terms and conditions of the Trust Agreement entered into between the Company and the Trustee.

9.4.	In the event that the Company issues securities as bonus shares (maniyot hatava) or performs a share split or a similar dissolution, such bonus shares or other similar rights on shares which derive from 102 Trustee Options shall be subject to the provisions of this Section 9 and the Required Holding Period for such bonus shares or other similar rights shall be measured from the commencement of the Required Holding Period for the 102 Trustee Options. All such bonus shares and/or other similar rights shall be held by the Trustee in accordance with Section 102 and the regulations, rules, orders and procedures promulgated thereunder with respect to Israeli residents.

9.5.	The Trustee shall not exercise the voting rights vested in the Underlying Shares, unless the Trustee believes, after consulting with the Company’s Compensation and Options Committee (or another committee given such authority by the Board, or in the absence of a committee, the Board) and the Grantees who hold a majority of the issued Options, that said rights should be exercised for the protection of the Grantees as a minority among the Company’s shareholders.

9.6.	The Company shall be entitled to replace the Trustee with another appointee from time to time and shall notify the Grantees of such replacement.

10.	Reserved Shares:

10.1.	The Company has reserved 900,000 authorized but unissued Ordinary Shares (nominal value NIS 1.00 per share) for purposes of the Plan, subject to adjustments as provided in Section 12 below. If any Options granted under the Plan terminate, expire or otherwise cease to exist, they shall be available for re-grant under this Plan.

10.2.	The Company will maintain a sufficient quantity of Ordinary Shares, NIS 1.00 nominal value, in its registered capital and shall increase said quantity as appropriate to allow for the exercise of the Options under the Plan.

11.	Termination of Service:

Unless set forth otherwise in the Option Letter:

11.1.	Upon resignation or removal (other than for Cause (as defined below)) of a Grantee from the Board or failure of a Grantee to be reelected by the shareholders of the Company as a director of the Company: (i) any vested Initial Option, Subsequent Option and/or Tenure Option will expire two (2) years from such date; and (ii) any unvested Initial Options, Subsequent Options and Tenure Options shall immediately expire.

11.2.	Upon removal of a Grantee from the Board for Cause, all vested and unvested Initial Options, Subsequent Options and Tenure Options shall immediately expire.

“Cause” shall exist if a Grantee: (i) engages in willful misconduct or acts in bad faith including, without limitation, a breach of fiduciary duties or duties of care to the Company; (ii) commits or is convicted of a felony or any other criminal act involving moral turpitude; or (iii) commits any act or omission that constitutes “cause” under the laws of the primary jurisdiction in which the Company conducts its business at the time of such act or omission.

12.	Adjustments:

12.1.	In the event that the Company shall issue any of its Ordinary Shares or other securities as bonus shares (maniyot hatava), each Grantee who has been granted Options as of such date shall, upon exercising his/her Options, be entitled to receive, for the purchase price payable upon such exercise, bonus shares at no additional cost, in an amount and of such class, as the Grantees would have received had they been the holders of the Underlying Shares at the time the Company issued such bonus shares. No fractional shares will be issued under this Section. The Company may aggregate and sell all fractional shares and will be entitled to the proceeds of the sale thereof.

12.2.	If securities of any kind are offered to the Company’s shareholders by means of a rights offering, the exercise price of the Options will not be adjusted, however, the number of Underlying Shares will be increased to take into account the element of economic benefit of the rights issue (“markiv hahatava”), as is represented by the ratio between the price per share of the Company’s Ordinary Shares on the effective date of the future rights offering and the base price per share of the Company’s Ordinary Shares that is established by the Tel-Aviv Stock Exchange (the “TASE”) on the following trading day. If the TASE does not establish a base price per share of the Company’s Ordinary Shares, no adjustment in the number of Underlying Shares issuable upon exercise of the Options will be made with respect to such future rights offering.

12.3.	If the Company consolidates its Ordinary Shares, NIS 1.00 nominal value, into shares with a higher nominal value, or if it splits them into a larger number of shares having a lower nominal value, the number of Underlying Shares issued upon exercise of the Options will be adjusted as appropriate.

12.4.	In the event that the Company is a party to any agreement or arrangement in which the holders of the Company’s ordinary shares are offered the opportunity to exchange their shares for the securities of any other corporation, such as a merger or reorganization (the “Exchange Transaction”), the Company will endeavor to cause such other corporation to issue such securities as those offered to the Company’s ordinary shareholders to any Grantee who exercises his/her Options, as if said Grantee was the holder of the Underlying Shares on the determining date in connection with the Exchange Transaction.

12.5.	Voluntary Liquidation: In the event of a decision to voluntarily liquidate the Company, each Grantee will be (i) deemed to have exercised his/her vested and exercisable Options immediately prior to such decision; and (ii) entitled to payment equal to the amount that he/she would receive in liquidation if he/she were a holder of the Underlying Shares immediately prior to the decision to voluntarily liquidate less the exercise price.

12.6.	The Board, or a committee thereof, is authorized to implement all adjustments and execute the required calculations, pursuant to the principles in this Section 12.

13.	Continuation of Service:

Neither the Plan nor the Option Letter shall impose any obligation on the Company to continue receiving services from a Grantee or to appoint or nominate the Grantee as a director of the Company.

14.	Application of Funds:

The proceeds received by the Company from the sale of Underlying Shares will be used for general corporate purposes of the Company or any subsidiary thereof.

15.	Tax Consequences:

15.1.	Any tax consequences arising from (i) the grant or exercise of any Option, (ii) the issuance of Underlying Shares and payment therefor, (iii) the sale, transfer or exchange of Underlying Shares, or (iv) any other event or act of the Company or Grantees hereunder, and any commissions and other expenses related thereto, shall be borne solely by the Grantees. The Company, any of its Subsidiaries and/or the Trustee may withhold any taxes, expenses and commissions as required. The Grantees agree to indemnify the Company, any of its subsidiaries and/or the Trustee and hold them harmless from and against any and all liability for any such tax consequences, commissions, expenses or interest or penalty thereon, including without limitation, liabilities relating to the necessity to withhold, or to have withheld, any such tax from any payment made to the Grantees.

15.2.	The Grantees will confirm in writing that they (1) understand that the Options are granted pursuant to the Plan under Section 102 and the Code, as applicable, (2) are aware of the taxation track that applies thereto, and (3) undertake not to exercise the Options prior to the end of the Required Holding Period, unless otherwise permitted.

16.	Administration:

16.1.	The Plan will be administered by the Board, or, at the Board’s discretion, a committee thereof.

16.2.	No member of the Board, or a committee thereof, shall be liable for any action or determination made in good faith with respect to the Plan or any Option granted hereunder.

17.	Amendment and Termination of the Plan:

Subject to applicable law, the Board may, at any time, terminate or amend the Plan in any respect.

18.	Governing Law:

18.1.	The Plan and all instruments issued hereunder in connection with Options granted pursuant to Section 102 shall be governed by, and interpreted in accordance with, the laws of the State of Israel.

18.2.	The Plan and all instruments issued hereunder in connection with Options granted pursuant to the Code shall be governed by, and interpreted in accordance with, the laws of the State of California.